# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: M2i Global, Inc., CIK 0001753373
CUSIP: 45728T102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 885 Tahoe Boulevard, Incline Village, Nevada (NV), 94451
Date of event which requires filing of this statement: 08/31/2025
Filed by CIK 0002110479
Persons authorized to receive notices and communications: Executive Real Estate LLC, 4216 Longview Drive, Atlanta, Georgia (GA), 30341, 6781-761-9560

## Reporting persons
- Executive Real Estate LLC (CIK 0002110479): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 600,000,000; shared voting power 0; sole dispositive power 600,000,000; shared dispositive power 0; aggregate amount beneficially owned 600,000,000 (45.25% of the class); the aggregate amount excludes certain shares
  Comment: Based on 1,325,821,641 shares of Common Stock that would be a outstanding as a result of the shares owned pursuant to an anti-dilution provision.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: M2i Global, Inc.
Address of issuer's principal executive offices: 885 Tahoe Boulevard, Incline Village, Nevada (NV), 94451

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Executive Real Estate, LLC (the "Reporting Person").
Residence or business address: The principal business address for the Reporting Person is PO Box 923208, Norcross, GA 30010
Present principal occupation or employment: The principal occupation of the Reporting Person is a self employed, private investor, the business address of which is 4216 Longview Drive, Atlanta, GA 30341
Criminal convictions in the last five years: The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person used personal funds to make the purchases of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Common Stock was acquired for, and are being held for, investment purposes. Depending on the factors discussed herein, the Reporting Person may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Person to other entities. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person's review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor's need for liquidity, and other future developments.

The Reporting Person has no present intention to sell any shares of Common Stock, although any Reporting Person could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares of Common Stock held by such Reporting Person.

The Reporting Person does not have any plans or intentions that would result in any of the actions or transactions described in clauses (a)through (j) of Item 4 of Schedule 13D, except as previously disclosed in this Schedule 13D, or as set forth above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
On July [ INSERT DATE] 2024, the Reporting Party purchased 600,0000 shares of the Common Stock of the issuer. The purchase agreement contained an anti-dilution provision that adjusted the number of shares to be issued to be issued to the Reporting Party to be increase in the event the issuer issued shares at less than $0.10 per share. The Reporting Party recently discovered the issuer had issued shares of Common Stock at $0.0001 per share. Upon such discovery the Reporting Party immediately applied for Edgar access and made the filing herein

As a result of the provision, the Reporting Party is owed Common Stock equal to 45.2% of the total shares of the issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Not applicable.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described herein, the Reporting Person nor any other person referred to in Item 2 herein, has any contract, arrangements understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Executive Real Estate LLC: /s/ Paul D'Agenese, Paul D'Agnese, Manager (02/17/2026)